SECURITIES AND EXCHANGE COMMISSION

Washington D.C.

20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the month of July 2005

Royal Dutch Petroleum Company

Translation of registrant's name into English

30, Carel van Bylandtlaan, The Hague, The Netherlands

(Address of principal executive offices)

N.V. Koninklijke Nederlandsche Petroleum Maatschappij

Royal Dutch Petroleum Company

Stock Exchange Release

Royal Dutch Petroleum Company
2005 second quarterly interim dividend - timetable

N.V. Koninklijke Nederlandsche Petroleum Maatschappij (Royal Dutch Petroleum Company) today announced the timetable for payment of the second quarterly interim dividend in respect of the financial year 2005.

The timetable with respect to the second quarterly interim dividend for 2005 is:

Announcement Date	28 July 2005

Record Date (Amsterdam)	2 August 2005
Record Date (New York)	5 August 2005

Ex-Dividend Date (Amsterdam and New York)	3 August 2005

Payment Date (Amsterdam and New York)	15 September 2005

The second quarter interim dividend for Royal Dutch Petroleum Company will be set in euros. The amount to be paid in dollars to holders of shares of New York Registry will be announced at the same time as the declaration of the dividend in euro.

Disclaimer statement

This announcement contains forward-looking statements, that are subject to risk factors associated with the oil, gas, power, chemicals and renewables business. It is believed that the expectations reflected in these statements are reasonable, but may be affected by a variety of variables which could cause actual results, trends or reserves replacement to differ materially, including, but not limited to: price fluctuations, actual demand, currency fluctuations, drilling and production results, reserve estimates, loss of market, industry competition, environmental risks, physical risk, risks associated with the identification of suitable potential acquisition properties and targets and the successful negotiation and consummation of transactions, the risk of doing business in developing countries, legislative, fiscal and regulatory developments including potential litigation and regulatory effects arising from recategorisation of reserves, economic and financial market conditions in various countries and regions, political risks, project delay or advancement, approvals and cost estimates.

Please refer to the Annual Report on Form 20-F for the year ended December 31, 2004 for a description of certain important factors, risks and uncertainties that may affect the Companies' businesses. Neither of the Companies undertake any obligation to publicly update or revise any of these forward-looking statements, whether to reflect new information, future events or otherwise.

Cautionary Note to US Investors:

The United States Securities and Exchange Commission (‘SEC’) permits oil and gas companies, in their filings with the SEC, to disclose only proved reserves that a company has demonstrated by actual production or conclusive formation tests to be economically and legally producible under existing economic and operating conditions. We use certain terms in this presentation, such as “expected producible resources”and “amount of reserves we expect to produce”, that the SEC’s guidelines strictly prohibit us from including in filings with the SEC.

The Hague, July 20, 2005

SIGNATURES

Pursuant to the requirements of the Securities Exchange act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Royal Dutch Petroleum Company

The Hague, 20 July 2005
President/Managing Director	Company Secretary

(J. van der Veer)	(M.C.M. Brandjes)